FOR IMMEDIATE RELEASE

PacNet announces CEO Steps Down

SINGAPORE, Thursday, 30 August 2007 – Pacific Internet Limited (Nasdaq: PCNTF) (“Pacific Internet” or the “Company”), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, today announced that its Board of Directors has accepted Phey Teck Moh’s decision to step down as President and Chief Executive Officer of Pacific Internet and as a director on the board of Pacific Internet. This departure was mutually agreed between Teck Moh and the Board of Directors of the Company.

The Board of Directors appreciates and recognizes the effort Teck Moh has put into Pacific Internet and wishes him well in his future endeavors.

“It has been a privilege to serve Pacific Internet. Throughout my tenure at the Company, I have had the honor of working with staff members who are extraordinarily committed and dedicated to serving our customers. I appreciate the support of strong directors on the board in steering the Company through the unsolicited offers,” said Teck Moh. “I will always be proud of my association with Pacific Internet. This action is taken after due consideration.”

-Ends-

Media, Analyst and Investor Relations Contact:

Bernard Ho
Senior Manager, Group Corporate Communications
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg / investor@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.